August 5, 2011

VIA EDGAR
Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff's letter dated July 26, 2011 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2010.  As requested in your letter, we acknowledge that:

•	Emeritus Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2010 and 2009, page 34

1.
We note on page F-15 that approximately 11.3%, 9.9% and 8.7% of your community revenues for the year ended December 31, 2010, 2009 and 2008 respectively were derived from governmental reimbursement programs.  Please expand your MD&A to identify such programs and explain whether you expect an increasing revenue trend from such programs to continue.  Tell us how you considered deficit reduction initiatives in Congress and whether your projected cash flows for impairment testing of each unit of accounting and reporting unit are premised on expectations of increasing or decreasing reimbursement rates.  Please provide us with the proposed discussion that you will include in future filings.  Refer to the Commission Guidance

United States Securities and Exchange Commission
August 5, 2011

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Response

The Staff is advised that the government reimbursement programs referred to are the federal Medicare and state Medicaid programs.  The increases in the percentage of revenues from government reimbursement are due primarily to our acquisitions of various assisted living/memory care communities that include skilled nursing services, which qualify for Medicare reimbursement.  Assisted living and memory care services do not qualify for Medicare reimbursement but may be reimbursed under some state Medicaid programs.  During the six months ended June 30, 2011, the percentage of community revenue from Medicare and Medicaid increased to 12.8% compared to 10.6% for the six months ended June 30, 2010, due primarily to the acquisition in November 2010 of 27 communities with 3,240 units, of which 450 units were skilled nursing and eligible for Medicare reimbursement.  From 2008 through 2010, our percentage of revenues from Medicaid has been relatively flat, from 8.5% in 2008 to 8.4% in 2010, and decreasing to 7.2% in the first six months of 2011.  We accept Medicaid residents at our option based on factors that include local market conditions and availability of units.  As of December 31, 2010, skilled nursing units represented 3.2% of our total consolidated units, including the 450 acquired in November 2010, and Medicare revenues accounted for 2.8% of consolidated 2010 revenues.  Going forward, an increase in the percentage of revenues from Medicare and Medicaid, if any, will depend primarily upon whether future community acquisitions include skilled nursing units, the in-place level of Medicaid-paid residents for such acquisitions, our decisions regarding accepting Medicaid residents in the future, as well as overall reimbursement rates.  For the six months ended June 30, 2011, our consolidated group acquired 26 communities with approximately 2,200 units, of which only 60 were skilled nursing units.

We test long-lived assets for impairment at the community level and base our projections of future revenues on recent historical levels and expectations of future results.  Based on the information available to us when we performed our 2010 testing, we expected that Medicare and Medicaid rates would increase moderately in the future.

On July 29, 2011, the Centers for Medicare & Medicaid Services (CMS) issued its final rule reducing Medicare reimbursement rates by 11.1%, which is scheduled to take effect on October 1, 2011.  Based on our historical cash flow projections, we do not anticipate that this decrease will impact the recoverability of our long-lived assets.  We will certainly incorporate these expected changes in our future impairment tests

We propose including the following in MD&A in our future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2011:

Revenues from government reimbursement programs, which are the federal Medicare and state Medicaid programs, represented 12.8% of community revenues for the six months ended June 30, 2011 compared to 10.6% for the six months ended June 30, 2010.  This increase is due primarily to the lease acquisition of 27 communities in November 2010 that included 450 skilled nursing units, most of which receive Medicare reimbursement.  Future increases in revenues from Medicare and Medicaid programs in our existing communities will depend upon factors that

United States Securities and Exchange Commission
August 5, 2011

include resident mix, levels of acuity among our residents, overall occupancy and government reimbursement rates.  There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future.  On July 29, 2011, the Centers for Medicare & Medicaid Services (“CMS”) issued its final rule reducing Medicare reimbursement rates by 11.1%, which is scheduled to take effect on October 1, 2011.  Although we believe that we can offset a portion of the decrease through cost savings and improved occupancy in our skilled nursing operations, the potential impact of the lower reimbursement levels totals approximately $8.0 million annually, beginning with the October 1, 2011 effective date.  We are currently unable to estimate the potential impact of other possible governmental cost containment measures.

Liquidity and Capital Resources, page 50

2.
On page 50, you stated that you believe that you have adequate cash reserves for all necessary operating, investing and financing activities.  Tell us if the carrying amount of your cash and cash equivalents includes minimum cash requirements that you are required to maintain in accordance with your financial covenants per your disclosure on page 52.  If so, please expand your MD&A and the notes to disclose the terms of compensating balance requirements included in cash and cash equivalents, including the nature of any cash limits or restrictions and their effect on your ability to use or to access those assets to fund your operations.  Please provide us with the proposed discussion that you will include in future filings.  Refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis, Release No. 33-9144 at http://sec.gov/rules/interp/2010/33-9144.pdf and Rule 5-02(1) of Regulation S-X.

Response

The Staff is advised that the Company’s guaranty of a master lease agreement requires that Emeritus maintain at all times a minimum cash balance of $20.0 million.  The communities subject to the master lease are included in our consolidated portfolio.  We propose adding the following disclosure to the notes and MD&A in future filings beginning with our Form 10-Q for the quarterly period ended June 30, 2011:

In connection with Emeritus’ guaranty of a master lease covering 11 communities, we are required at all times to maintain a minimum $20.0 million balance of unencumbered liquid assets, defined as cash, cash equivalents and/or publicly traded/quoted marketable securities.  As a result, $20.0 million of our cash on hand is not available to fund operations and we take this into account in our cash management activities.

Self-Insurance Reserves, page 55

3.	Please confirm to us that you considered legal fees in your accrual for self-insured liabilities. If not, tell us why and refer to your basis in accounting literature.

Response

The Staff is advised that we do include a provision for legal fees in our self-insurance liabilities.

United States Securities and Exchange Commission
August 5, 2011

4.
Please disclose your captive insurance entity’s basis for estimating its liabilities for unpaid claims and claim adjustment expense.  Please provide us with the proposed disclosure that you will include in future filings.

Response

The Staff is advised that the captive insurance entity pertains only to our professional liability risk, is a wholly owned subsidiary of Emeritus and is included in our consolidated financial statements.  All risk of loss is borne by Emeritus.  In acknowledging that our reference to a captive entity may confuse this matter, we have elected to remove such reference in our proposed disclosure below.  The liability estimates are performed by Emeritus management with the assistance of a third-party actuary for professional and workers’ compensation liabilities, as described in further detail in Note 1 on page F-12.  We propose the following disclosure in MD&A in future filings beginning with our Form 10-Q for the quarterly period ended June 30, 2011:

We use a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for certain risks, including workers’ compensation, healthcare benefits, professional and general liability, property insurance, and director and officers’ liability insurance.

We are self-insured for professional liability risk with respect to 243 of the 331 communities in our Consolidated Portfolio.  The other 88 communities are insured with conventional indemnity policies.  The liability for self-insured incurred but not yet reported claims was $12.7 million and $10.8 million at June 30, 2011 and December 31, 2010, respectively.  A 10.0% change in the estimated liability at June 30, 2011 would have increased or decreased Operated Portfolio expenses during the current period by approximately $1.3 million.

We are self-insured for workers’ compensation risk (except in Texas, Washington, and Ohio) up to $500,000 per claim through a high deductible, collateralized insurance program.  The liability for self-insured incurred but not yet reported claims was $22.7 million and $17.5 million at June 30, 2011 and December 31, 2010, respectively.  A 10.0% change in the estimated liability at June 30, 2011 would have increased or decreased Operated Portfolio expenses during the current period by approximately $2.3 million.

For health insurance, we self-insure each covered member up to $200,000 per year, above which a catastrophic insurance policy covers any additional costs for certain participants.  The liability for self-insured incurred but not yet reported claims is included in “Accrued employee compensation and benefits” in the Condensed Consolidated Balance Sheets and was $6.9 million and $7.8 million at June 30, 2011 and December 31, 2010, respectively.  A 10.0% change in the estimated liability at June 30, 2011 would have increased or decreased Operated Portfolio expenses during the current period by approximately $693,000.

Liabilities associated with the risks that are retained by Emeritus are not discounted and we estimate them, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.  For professional and workers’ compensation claims, we engage third-party actuaries to assist us in estimating the related liabilities.  In doing so, we record liabilities for estimated losses for both known claims and incurred but not reported

United States Securities and Exchange Commission
August 5, 2011

claims.  These estimates are based on historical paid and incurred losses and ultimate losses using several actuarial methods.  The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.  Changes in self-insurance reserves are recorded as an increase or decrease to expense in the period that the determination is made.  We share any revisions to prior estimates with the communities participating in the insurance programs, including those that we manage for third parties, based on their proportionate share of any changes in estimates.  Accordingly, the impact of changes in estimates on our income from operations for our Consolidated Portfolio would be less sensitive than the differences indicated above.

In March 2010, Congress enacted health care reform legislation, referred to as the Affordable Care Act (“ACA”), which we believe will increase our costs to provide healthcare benefits.  The specific provisions of the ACA will be phased in over time through 2018, unless modifying legislation is passed before some of the provisions become effective.  Based on our current assessment, although there are additional expenses that are being incurred in 2011, we do not expect that the ACA will result in a material increase in our operating expenses for fiscal year 2011.  However, we could see significant cost increases beginning in 2014 when certain provisions of the legislation are required to be implemented.

Long-lived Assets, page F-12

5.
We note your disclosure on asset impairments on page 54.  Please disclose your community assets’ unit of accounting for impairment testing purposes.  Please provide us with the proposed disclosure that you will include in future filings.

Response

We propose the following disclosure in the notes to consolidated financial statements in future Form 10-K filings:

Long-lived assets include property and equipment, investments in unconsolidated joint ventures, and amortizable intangible assets.  We review our long-lived assets for impairment whenever a change in condition occurs that indicates that the carrying amounts of assets may not be recoverable.  Such changes include changes in our business strategies and plans, changes in the quality or structure of our relationships with our partners, and deteriorating operating performance of individual communities or investees.  Long-lived assets, other than goodwill, are reviewed at the community level.  We use a variety of factors to assess the realizable value of long-lived assets depending on their nature and use.  Such assessments are primarily based upon the sum of expected future net cash flows over the expected period the asset will be utilized or held, as well as market values and conditions.  Any changes in these factors or assumptions could impact the assessed value of an asset and result in an impairment charge equal to the amount by which its carrying value exceeds its estimated fair value.

Note 2. Investments in Unconsolidated Joint Ventures, page F-17

6.	Please provide us your analysis of the factors you considered in concluding that equity accounting is appropriate for the Sunwest Joint Venture. Additionally, tell us your consideration of the

United States Securities and Exchange Commission
August 5, 2011

Sunwest Joint Venture as a variable interest entity and your analysis of its primary beneficiary.  Refer to your basis in the accounting literature.  We note your disclosures on pages 54 and F-11.

Response:

The Staff is advised that we concluded that equity accounting is more appropriate for the Sunwest Joint Venture (“Sunwest JV”) than the cost method.  The Sunwest JV is a limited liability company for which “specific ownership accounts” are maintained.  Therefore we followed the guidance in EITF 03-16, which states that:

… an investment in an LLC that maintains a “specific ownership account” for each investor-similar to an investment in a partnership capital account structure-should be viewed as similar to a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method.

Also,

Although no authoritative accounting literature broadly addresses the accounting for limited partnerships, SOP 78-9 addresses the accounting for real estate partnerships, and that accounting is applied by analogy to partnerships that are not real estate ventures. SOP 78-9 requires noncontrolling investments in limited partnerships (LPs) to be accounted for using the equity method as described in Opinion 18 unless the limited partner's interest is “so minor that the limited partner may have virtually no influence over partnership operating and financial policies. . .and, accordingly, accounting for the investment using the cost method may be appropriate.”  In Topic No. D-46 “Accounting for Limited Partnership Investments,” the SEC staff clarified its view that limited partnership investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method.  As a result of the above guidance, the accounting for an investment in, for example, 10 percent of the outstanding common stock of a corporation may be accounted for differently than an investment at a similar level in a limited partnership.

Based on the guidance set forth above, we conclude that it is appropriate to account for the Company’s investment in the Sunwest JV under the equity method of accounting.  Although the Company’s equity interest is 6.0%, Emeritus believes it has more than a minor influence over the joint ventures operating and financial policies by virtue of its authority over day-to-day operations as the Administrative Member and manager, as specified in the joint venture agreement.

We concluded that the Sunwest JV is not a variable interest entity (VIE) based on our analysis of the guidance set forth in FAS 167 (ASC 810-10-55-5), as follows:

An entity shall be subject to consolidation according to the provisions of FIN 46(R) if, by design, the conditions in a, b, or c exist:

a.  The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

United States Securities and Exchange Commission
August 5, 2011

The members of the Sunwest JV contributed a total of $320 million at inception, or approximately 25% of total assets.  (This excludes $15.9 million of nonvoting preferred equity, which we are accounting for as debt.)  The Sunwest JV was designed to be self-sufficient and, after the Properties’ operating results stabilize, to provide cash distributions to its members.  The members plan to refinance the mortgage loans on the Properties, but this is primarily because the loans assumed by the Sunwest JV, except for HUD or Freddie/Fannie loans, are short-term in nature and will mature within the next five years.

We believe that most senior living properties generate positive cash flow at equity levels of 10% or more.  Our consolidated joint venture with Daniel R. Baty, our Chairman, was capitalized with equity of 11% of total assets and our joint venture with an affiliate of Philip Wegman (Stow JV), which involved construction and development of a new property, was capitalized with 14% equity.  Our previously existing joint venture with Blackstone, which owned 24 communities, was capitalized with 19.5% equity.  Each of these joint ventures generates positive cash flows and distributed cash to its members in 2010 and 2011.  We therefore believe that the Sunwest JV is sufficiently capitalized to be able to finance its activities without additional subordinated (equity) financial support.

b.  As a group the holders of the equity investment at risk lack any one of the following three characteristics:

(1)  The power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance.

The members as a group have all of the power to direct the Sunwest JV’s activities.

(2)  The obligation to absorb the expected losses of the entity.

The members are obligated to absorb the expected losses.

(3)  The right to receive the expected residual returns of the entity.

The members have the right to receive all expected residual returns.

c.  The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Regarding criterion (i), the voting rights of each of the members is not proportional to their rights and obligations, for the following reasons.

1.	Emeritus has no voting rights. Although under the terms of the joint venture agreement the Company shares in certain decisions, Emeritus does not hold a seat on the Sunwest JV’s board of

United States Securities and Exchange Commission
August 5, 2011

directors and thus cannot vote.  The three-member board is made up of two directors chosen by Blackstone and one by the Rollover Member (comprised of former Sunwest investors).

2.	Likewise, Columbia Pacific has no board seat and no voting rights.

Regarding criterion (ii), this scenario doesn’t apply to the Sunwest JV.  All of its activities are conducted on behalf of all of its members, including voting and nonvoting members, who will each share in future cash distributions.  Since both criteria under paragraph c. must be met, we can conclude that the equity investors as a group do not lack the characteristics set forth in paragraph b.

Based on the foregoing, we believe that the Sunwest JV is a not a VIE because it does not meet the criteria set forth in FAS 167.

Identifying the Primary Beneficiary of the VIE

FAS 167 requires an enterprise to qualitatively assess the determination of the primary beneficiary (or "consolidator") of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Because we have concluded that the Sunwest JV is not a VIE, primary beneficiary status is not applicable.  However, we must still determine which member, if any, has a controlling financial interest in the joint venture and so must consolidate it.  Blackstone’s 69.6% ownership stake represents the controlling financial interest in the Sunwest JV.  Although Emeritus manages the day-to-day operations of the Properties and is the Administrative Member of the joint venture, all major decisions are subject to Blackstone’s approval including adoption of operating and capital budgets and decisions to buy or sell properties.  As noted above, Emeritus has no voting rights and no representation on the board of directors.  Therefore, we have concluded Emeritus will not consolidate the Sunwest JV in its consolidated financial statements.

Note 15. Liquidity, page F-39

7.
We note that you referred to a $15.8 million deferred tax asset which is included in your working capital deficit.  However, we note that most of your deferred tax assets are subject to a valuation allowance due to the uncertainty of the realization and net to zero.  Please include a schedule depicting a breakdown of the net deferred tax assets on page F-37 into the individual components that are reported on the balance sheet.  Additionally, tell us the nature of the amount that is otherwise realizable.

Response

The staff is advised that deferred tax liabilities are recorded in “other long-term liabilities” in the consolidated balance sheet.

United States Securities and Exchange Commission
August 5, 2011

Deferred tax asset—current	$15,841
Deferred tax liability—noncurrent	(15,841)

Deferred tax asset, net	$0

We propose adding the following language to the notes and MD&A in future filings beginning with our Form 10-Q for the quarterly period ended June 30, 2011:

Additionally, the working capital deficit includes the following non-cash items: an $18.1 million deferred tax asset and, as part of current liabilities, $39.4 million of deferred revenue and unearned rental income.  An $18.1 million deferred tax liability is included in other long-term liabilities.

If you have any questions regarding this response, please contact me at 206.204.3014 or Rob.Bateman@emeritus.com.

Sincerely,

/s/ Robert C. Bateman
Robert C. Bateman
Executive Vice President—Finance and Chief Financial Officer